UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                            WASHINGTON,  DC  20549

                                   FORM  12b-25

                                              Commission  File  Number   0-18160
                                                                          ------

                           NOTIFICATION  OF  LATE  FILING

  (Check  One): /./ Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

               /  /  Form  N-SAR

For  Period  Ended:  March 31, 2000
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/  /  Transition  Report  on  Form  10-K    /  /  Transition Report on Form 10-Q
/  /  Transition  Report  on  Form  20-F    / /  Transition Report on Form N-SAR
/  /  Transition  Report  on  Form  11-K

For  the  Transition  Period  Ended:
                                 ----------------------------------------------


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART  I.  REGISTRANT  INFORMATION

Full  name  of  registrant  Omni  Nutraceuticals,  Inc.
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Former  name  if  applicable       N/A
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Address  of  principal  executive  office  (Street  and  number)
   5310  Beethoven
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City,  State  and  Zip  Code   Los  Angeles,  CA  90066
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                      PART  II.  RULE  12b-25  (b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  /  (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c)  has  been  attached  if  applicable.


                            PART  III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Data  and other information regarding certain material operations of the Company
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as  well  as  its financial statements required for the filing are not currently
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available  and  could  not  be  made  available  without unreasonable effort and
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expense.
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                         PART  IV.  OTHER  INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

  M.  Richard  Cutler                    (949)                      719-1977
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      (Name)                         (Area  code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify  report(s).                                            /X/  Yes  / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                               /X/  Yes  /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The  registrant  anticipates that it will incur a net loss of approximately
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$9  million  in  the  quarter  ended  March  31, 2000, verses a net loss of $0.2
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million for the comparable quarter in 1999.  This  loss was primarily the result
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of  equity  based  settlement  and  financing  costs;  increased advertising and
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promotion expenses, high returns/allowances, and higher accounting fees.
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                          Omni  Nutraceuticals,  Inc.
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                (Name  of  registrant  as  specified  in  charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 11, 2000          By:  /s/:  Klee  Irwin
     -------------------  -----------------------------------------------------
                            Name:  Klee  Irwin
                            Title:  Chief  Executive  Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                              GENERAL  INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((0)232.201 or (0)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((0)232.13(b) of this chapter). [Added in Release No. 34-31905 (85,111), effective April 26, 1993, 58 FR 14628; and Release No.
      34-35113  (85,475),  effective  January  30,  1995,  59  F.R.  67752.